FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of JANUARY , 2001
                                    --------

                              HILTON PETROLEUM LTD.
                 (Translation of registrant's name into English)

                                    000-30390
                                   -----------
                                  (File Number)

      1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [X] Form 40-F [ ]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     HILTON PETROLEUM LTD.
                                     ------------------------------------------
                                     (Registrant)

Date  January 31, 2001               By  /s/ NICK DEMARE
      ---------------------             ---------------------------------------
                                        Nick DeMare
                                        Director
                                        (Signature)*

      *Print the name and title of the signing officer under his signature.

                                     FORM 20

                             ALBERTA SECURITIES ACT

REPORT UNDER SECTION 108(1) OF THE SECURITIES ACT OF A TRADE MADE UNDER SECTION 107(1)(a), (b), (c), (D), (l), (m), (p), (q), (t), (t.1), (u) OR (z) OF THE
SECURITIES ACT OR SECTION 122(b) OR (d) OF THE SECURITIES REGULATION.

NOTE: Circle statutory exemption or exemptions relied on. This report is not required if a bank to which the Bank Act (Canada) applies or a trust company registered under the Trust Companies Act acquires from a customer an evidence of indebtedness of the customer or an equity investment in the customer acquired concurrently with an evidence of indebtedness.

1.       Full name and address of the Vendor:

         Hilton Petroleum Ltd.
         Suite 1305, 1090 West Georgia Street
         Vancouver, British Columbia
         V6E 3V7

2. Name and address of the issuer of the security traded and description of the security:

         Hilton Petroleum Ltd.
         Suite 1305, 1090 West Georgia Street
         Vancouver, British Columbia
         V6E 3V7

         10% Convertible Debentures (the "Debentures"). The Debentures are convertible into common shares of the Company at a price of $1.35 per share during the first and second years and at a price of $1.56 per share during the third year. The Debentures will mature on January 23, 2004. Interest is payable at a rate of 10% per annum by the issuance of either cash or common shares of the Company at the election of the holder of the Debentures at the then current market price.

3.       Date of trade(s):

         January 24, 2001

4.       Amount or Number of Securities Purchased:

         $290,000 principal amount of Series B 10% Convertible Debentures.

5. The vendor has prepared, certified and filed with the Commission a list comprising the name and address of each purchaser, the amount or number of securities purchased and the purchase price paid by each purchaser, the exemption relied upon and whether the securities are subject to a reduced hold period under the SHAIF System and will provide

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Page 2


         the certified list to security holders who acquired securities pursuant to the prospectus exemptions in sections 107(1)(p) or (q) of the Act.

         The Vendor has prepared and filed a certified list of purchasers which is attached as Schedule "A" to this Form 20.

6. State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to the agent:

         Canaccord Capital Corporation
         Suite 2200, 609 Granville Street
         Vancouver, British Columbia
         V7Y 1H2

         $17,400 cash and 24,125 Agent's Warrants. Each Agent's Warrant entitles the holder to purchase one common share in the capital of the Company at a price of $1.35 per share for a period of three years ending January 24, 2004.

7. State the total proceeds realized in Alberta by the Issuer or selling security holder from the distribution:

         $290,000

                    CERTIFICATE OF VENDOR OR AGENT OF VENDOR

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, B.C., this 31st day of January, 2001.


                               HILTON PETROLEUM LTD.
                               -------------------------------------------------
                               (name of vendor or agent - please print)

                               /s/ Nick DeMare
                               -------------------------------------------------
                               Signature

                               DIRECTOR
                               -------------------------------------------------
                               (official capacity - please print)

                               NICK DEMARE
                               -------------------------------------------------
                               (please print here name of individual
                               whose signature appears above, if
                               different from name of vendor or agent
                               printed above)



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Page 3


INSTRUCTIONS:

1. In answer to question 5, give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referenced to the relevant item and properly identified and signed by the person whose signature appears on the report.

3. Please file this report in duplicate with the required fee. Cheques are payable to the Provincial Treasurer of Alberta.

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE PROVINCIAL TREASURER IN ACCORDANCE WITH THE REQUIREMENTS OF SCHEDULE 1 TO THE REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.



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


                                  SCHEDULE "A"

                                   CERTIFICATE

                               LIST OF PURCHASERS

I, Harvey Lim, being the Secretary of Hilton Petroleum Ltd., HEREBY CERTIFY that the following is a list of purchasers resident in Alberta having purchased 10% Convertible Debentures:


                                                                                                       STATUTORY
FULL NAME AND                        AMOUNT OR NUMBER OF         PURCHASE     SUBJECT TO SHAIF         EXEMPTION
ADDRESS OF PURCHASER                 SECURITIES PURCHASED         PRICE            SYSTEM             RELIED UPON
--------------------                 --------------------        --------     ----------------        -----------

Sanovest Holdings Ltd.            $290,000 principal amount      $290,000            Yes           s. 107(1)(d) of the
640 Mount Royal Place             of Series B 10% Convertible                                         SECURITIES ACT
1414 - 8th Street, S.W.           Debentures                                                             (Alberta)
Calgary, Alberta
T2R 1J6


CERTIFIED at Vancouver, British Columbia this 31st day of January, 2001.


                                        /s/ Harvey Lim
                                       -----------------------------------------
                                       Harvey Lim, Secretary








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